Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Penn West Energy Trust announces producing property acquisition

    PENN WEST ENERGY TRUST (TSX - PWT.UN; NYSE - PWE) is pleased to announce it has entered into an agreement to acquire oil and natural gas assets

    CALGARY, Feb. 9 /CNW/ - Penn West Energy Trust ("Penn West") is pleased to announce it recently entered into an agreement to acquire conventional oil and natural gas assets. The transaction is expected to close in March 2007 subject to the satisfaction of the usual conditions, including the rights of first refusal ("ROFRs") held on certain assets by working interest parties and the receipt of regulatory approvals.
    The assets, located primarily in the Province of Alberta, currently produce a total of approximately 3,200 barrels of light oil per day
("bbl/day") and 10.2 million cubic feet per day ("mmcf/day") of natural gas, or approximately 4,900 barrels of oil equivalent per day ("boe/day"). Of these totals, approximately 3,000 bbl/day of light oil production and 6 mmcf/day of the natural gas production is situated within or near Penn West's Peace River
Oil Sands ("Peace River") project or our adjacent holdings in the Red
Earth/Utikuma area. The assets include approximately 190,000 net undeveloped acres of land, consisting of petroleum and natural gas leases. Also included and located in or near the Peace River project are high working interests in a sales line connected 10,000 bbl/day oil processing facility, a natural gas plant and compression facility with a design capacity of 33 mmcf/day, and associated all-weather roads. Other properties acquired are complementary to or contiguous with existing Penn West operations.
    The purchase price of the asset package, prior to any reductions due to
ROFRs, totals approximately $339 million before closing adjustments of an estimated $12 million, which will reduce the cash outlays on closing. Based on current production and excluding Penn West's allocated value for undeveloped land, the acquisition cost will be approximately $61,500 per flowing boe/day.
Penn West expects to initially finance the acquisitions by utilizing its existing $1.9 billion syndicated and unsecured credit facility. Subsequent to the closing of the acquisitions, Penn West expects that its bank debt to annualized proforma, trailing EBITDA will be approximately 1.1 to 1.
    In addition to this complementary acquisition, Penn West also plans a
2007 Peace River capital program of $100 million that includes the drilling of
60 to 65 net wells and associated production infrastructure expenditures.
Using only conventional, non-thermal recovery methods, production expectations from the area remain at between 4,500 and 5,000 bbl/day by the spring of 2007 excluding the acquired light oil and natural gas production. Engineering evaluations are continuing on thermal and other enhanced recovery methods.
    Penn West's Peace River project is a strategic growth area for Penn West where it holds a 100 percent working interest in approximately 300,000 net acres of oil sands leases currently estimated by Penn West to contain heavy oil resources in place of 6.8 billion barrels (mid case). Using the definitions set out in the Canadian Oil and Gas Evaluation Handbook, these resources are considered "Discovered Resources" and exclude additional potential "Undiscovered Resources". As Penn West is in the early stages of the project, these resources have not been classified into more specific categories. There is no certainty that a significant portion of these resources will be recovered or that a significant portion of the resources will be economically or technically feasible to produce in the future. In the case of undiscovered resources, there is no certainty that the resources will be discovered.
    Discovered resources are those quantities of oil and gas estimated on a given date to be remaining in, plus those quantities already produced from, known accumulations. Discovered resources consist of economic and uneconomic resources with the estimated future recoverable portion classified as reserves or contingent resources. Undiscovered resources are the estimated, yet to be discovered, quantities of oil and gas contained in an accumulation.

    Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol
PWT.UN and on the New York Stock Exchange under the symbol PWE.

    Forward-Looking Statements

    Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. The conversion ratio of 6 Mcf of natural gas equals 1 boe is based on an energy equivalency at the burner tip and does not represent a value equivalency at the wellhead.
    In the interest of providing Penn West's unitholders and potential investors with information regarding Penn West, including management's assessment of Penn West's future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation.
Forward-looking statements are typically identified by words such as
"anticipate", "continue", "estimate", "expect", "forecast", "may", "will",
"project", "could", "plan", "intend", "should", "believe", "outlook",
"potential", "target" and similar words suggesting future events or future performance. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains, without limitation, forward-looking statements pertaining to the estimated completion date of the acquisitions, the financing sources of the acquisitions and the expected amount of purchase price adjustments, capital expenditures, drilling plans, production estimates and the expected timing for achieving such production levels.
    With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future oil and natural gas prices and differentials between light, medium and heavy oil prices;
future oil and natural gas production levels; future exchange rates; the amount of future cash distributions paid by Penn West; the cost of expanding our property holdings; our ability to obtain equipment in a timely manner to carry out development activities; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms; our ability to obtain all necessary approvals for completing the acquisition and completing it when expected, and our ability to add production and reserves through our development and exploitation activities.
    Although Penn West believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur.
By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Penn West's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility in market prices for oil and natural gas; the impact of weather conditions on seasonal demand; risks inherent in oil and gas operations; uncertainties associated with estimating reserves and resources;
competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems; general economic conditions in Canada, the U.S. and globally;
industry conditions, including fluctuations in the price of oil and natural gas; royalties payable in respect of our oil and natural gas production;
changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; failure to obtain industry partner and other third-party consents and approvals when required; stock market volatility and market valuations; OPEC's ability to control production and balance global supply and demand of crude oil at desired price levels;
political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities from time to time; failure to realize the anticipated benefits of acquisitions, including the subject acquisitions and the acquisition of Petrofund Energy Trust; failure to obtain required approvals or otherwise complete the acquisitions on the expected timeline; and the other factors described in Penn West's public filings (including its Annual
Information Form) available in Canada at www.sedar.com and in the United
States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.
    The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

    %SEDAR: 00022266E          %CIK: 0001334388

    /For further information: PENN WEST ENERGY TRUST, Suite 2200, 425 - First
Street S.W., Calgary, Alberta, T2P 3L8, Website: www.pennwest.com, Toll-free:
1-866-693-2707, Phone: (403) 777-2500, Fax: (403) 777-2699; Investor
Relations: William Andrew, President and CEO, Phone (403) 777-2502, Toll-free:
1-888-770-2633, E-mail: investor_relations(at)pennwest.com/
    (PWT.UN. PWE)

CO:  Penn West Energy Trust

CNW 17:24e 09-FEB-07